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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO. 7 - FINAL AMENDMENT)

                         HOWMET INTERNATIONAL INC.
                     (Name of Subject Company (Issuer))

                           HMI ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)
                                ------------

                                 443208103
                   (CUSIP Number of Class of Securities)
                         LAWRENCE R. PURTELL, ESQ.
                                 ALCOA INC.
                            201 ISABELLA STREET
                            PITTSBURGH, PA 15212
                         TELEPHONE: (412) 553-4545
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  COPY TO:
                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                             NEW YORK, NY 10036
                          TELEPHONE: 212-735-3000

                         CALCULATION OF FILING FEE
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        Transaction Valuation*                     Amount of Filing Fee
             $367,464,447                              $73,492.89**
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* For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all of the 15,383,307 outstanding publicly held shares of common stock of Howmet International Inc. and (ii) 2,115,000 shares of common stock of Howmet International Inc. subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
** This amount has previously been paid.

[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid: N/A      Form or Registration No.: N/A
   Filing party: N/A                      Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [_]issuer tender offer subject to Rule 13e-4.

   [_]going-private transaction subject to Rule 13e-3.

   [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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        This Amendment No. 7, which is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 18, 2000, relates to the offer to purchase by HMI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), the shares of common stock, par value $0.01 per share (the "Shares"), of Howmet International Inc., a Delaware corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended and supplemented, the "Offer to Purchase"), dated April 18, 2000, as amended and supplemented by Supplement No. 1, dated June 5, 2000 ("Supplement No. 1"), and in the revised Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Offer to Purchase.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 8 is hereby amended and supplemented to add the following:

        "The subsequent offering period for the Offer expired at 12:00 Midnight, New York City time, on Monday, June 19, 2000. Based on preliminary information provided by the Depositary, a total of 14,672,839 Shares, including guaranteed deliveries, had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 99.9% of the total issued and outstanding Shares.

        On Tuesday, June 20, 2000, Alcoa announced that it completed its acquisition of the Company. As a result of the Merger, which became effective at 8:00 a.m., New York City time, on Tuesday, June 20, 2000, each Share was converted into the right to receive $21.00 in cash. Shares ceased trading on the NYSE at the close of business on Monday, June 19, 2000."

ITEM 12.  EXHIBITS.

       Item 12 is hereby amended and supplemented to add the following exhibit:

       (a)(20)   Press Release, dated June 20, 2000.



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HMI ACQUISITION CORP.


                                          By:  /s/ Barbara S. Jeremiah
                                               --------------------------------
                                          Name:  Barbara S. Jeremiah
                                          Title: Vice President


                                          ALCOA INC.


                                          By:   /s/ Richard B. Kelson
                                                -------------------------------
                                          Name:  Richard. B. Kelson
                                          Title: Executive Vice President and
                                                 Chief Financial Officer


Dated: June 20, 2000



                               EXHIBIT INDEX


        (a)(20)   Press Release, dated June 20, 2000.